Exhibit 99.1

2023 Proxy Statement
and
Notice of Annual General Meeting

June 26, 2023 | Dublin, Ireland

Dole plc
29 North Anne Street
Dublin 7, D07 PH36
Ireland

Year ended December 31, 2022
NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting (“AGM”) of Dole plc (“Dole,” “Company” or “we”) will be held at the Arthur Cox Offices, Ten Earlsfort Terrace, Dublin 2, DO2 T380, Ireland on June 26, 2023 at 3 p.m., Irish Daylight Time (10 a.m. Eastern Daylight Time), for the following purposes:
To receive and consider the Company’s Financial Statements for the year ended December 31, 2022 and to review the Company’s affairs.
ORDINARY BUSINESS
1.By separate resolutions, to approve the appointment as directors of the Company (“Directors”) of the following nominees:
1.1Jacinta Devine;
1.2Johan Lindén;
1.3Jimmy Tolan; and
1.4Kevin Toland.
2.To ratify, in a non-binding vote, the appointment of KPMG LLP (“KPMG”) as auditors of the Company and to authorize in a binding vote, the Audit Committee of the Board of Directors of the Company (the “Board”) to fix the remuneration of KPMG as statutory auditors.
The Board recommends that you vote “FOR” each director nominee included in Proposal 1 and “FOR” Proposal 2.
The full text of these proposals is set forth in the accompanying proxy statement. Shareholders of the Company at the close of business on the record date for the AGM, which is May 8, 2023 are eligible to vote at the meeting.
During the meeting, the Board will present our Irish financial statements for the fiscal year ended December 31, 2022 (the “Irish Financial Statements”) for your consideration. The Irish Financial Statements will be available online at https://www.doleplc.com/investor-relations/events-and-presentations and copies are available on request. There is no requirement under Irish law that the Irish Financial Statements be approved by the shareholders, and no such approval will be sought at the AGM.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and answers about the Annual General Meeting” on page 21 of the proxy statement.

By order of the Board.
Jared Gale
Company Secretary

29 North Anne Street
Dublin 7, D07 PH36
Ireland

May 9, 2023

Forward-Looking Statements and Website References
This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including the risk factors that we identify in our Securities and Exchange Commission filings, and actual results may differ materially from the results discussed in such forward-looking statements. We undertake no duty to update publicly any forward-looking statement that we may make, whether as a result of new information, future events or otherwise, except as may be required by applicable law, regulation or other competent legal authority. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

OUR COMPANY
Dole is the global leader in fresh fruits and vegetables, with a portfolio of over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries, across retail, wholesale and foodservice channels, under our business-to-business and business-to-consumer brands, the most notable being our iconic DOLE brand. Our most significant products hold leading positions in their respective product categories and market territories. For example, we are one of the world’s largest producers and distributors of fresh bananas and pineapples and one of the industry leaders in both the value-added salads (based on 2022 U.S. Nielsen data) and fresh-packed vegetables markets (based on Dole estimated rankings) in the U.S.
Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically-integrated business that includes our own production and sourcing capabilities as well as control over areas of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with our on-the-ground local expertise, presence and distribution network, allows us to market a diverse and differentiated set of global products within the local territories we serve. Additionally, our owned acreage, combined with a multi-continental sourcing model, provides operating flexibility and product availability throughout the year.
We are an enthusiastic advocate of a healthy lifestyle, and supporting consumers in making healthier choices by consuming more fruits and vegetables. We are committed to continuously improving farming and supply chain practices and the way we operate our business to make a positive impact on society and the environment through our activities.
Dole is at the Forefront of Environmental and Social Issues, Marketing a Portfolio of Healthy, Nutritious and Sustainable Produce
We are pleased to market and deliver highly nutritious products that bring health benefits to people across the world, with a comparatively low environmental footprint as compared to most other food types, per the Barilla Center for Food and Nutrition’s Double Pyramid. While our industry has a very special role to play in improving global health and wellbeing, we recognize that we have an equally essential responsibility for the people we employ, the local communities in which we operate and the natural environment which allows us to produce and deliver fresh fruits and vegetables every day.
Over recent years, we have made important strides in the areas of sustainability and social responsibility. For example, in 2021, we experienced a 4% reduction in overall Scope 1 and Scope 2 global emissions from 2020, mainly due to the commissioning of two new state-of-the-art and more energy efficient cargo vessels. In 2022, our notable recent investments in environmental sustainability include the installation of two 2.8-megawatt wind turbines at a manufacturing facility in the U.S., the installation of solar panels with a capacity of 120 kWp at a facility in Ireland, and the addition of five new electric utility tractor rigs at a U.S. port terminal.
We have also obtained certain certifications and recognition for our efforts in these areas. For example, we are a member of the Alliance for Water Stewardship with 20 of our banana operations certified by the organization, with plans to expand this number by 50% by 2030. In addition, in 2022, we were awarded with an Origin Green Gold membership by the Irish Food Board for our annual performance on our sustainability targets and with the Business Multidimensional Poverty Index award by the American-Costa Rican Chamber of Commerce for one of our social development initiatives in Costa Rica.
Looking forward, we plan to expand our existing initiatives and develop new ones, in order to grow, process and distribute our produce responsibly. We have publicly committed to specific sustainability goals for 2025 and 2030 that are focused on environmental, ethical, social and nutrition-related issues. Some of the highlights from these goals include:
•Committing to the Science Based Initiative (SBTi) and setting short and long-term company-wide emissions reduction goals by the end of 2023, to be achieved by 2030 and beyond;
•Implementing optimized water practices in high-risk areas in Dole-owned farms and packaging or processing facilities;

•Developing a sustainability farming framework specific to Dole plc’s owned crops and farming operations;
•Creating and implementing a global biodiversity monitoring program;
•Achieving notable waste reduction in our harvesting and processing systems by 2030;
•Making 100% of Dole packaging either recyclable or compostable by 2025;
•Investing a portion of revenues to fund local social impact projects and donate fresh fruits and vegetables to communities; and
•Launching a Dole Local Grower Academy in Europe to support developing growers by providing guidance, resources and support.
One of our most important assets is our people: diversity & inclusion
We recognize that one of our most important assets is our people. We value the unique perspectives that a workforce with diverse cultures, ages, genders and ethnicities brings to our company. We are committed to maintaining a positive and diverse workplace and supplier base that fosters open dialog and recognizes the importance of individual and cultural differences. We have a zero-tolerance policy on discrimination and harassment and have several systems under which employees can report incidents confidentially or anonymously and without fear of reprisal.
It is our philosophy and practice to provide employment opportunities without regard to sex, racial or ethnic origin, religion or belief, disability, age or sexual orientation or any factor prohibited by applicable law or Dole’s policies. Decisions as to hiring, promotion, compensation, termination and other aspects of the employment relationship are based upon job-related qualifications.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
Composition of our Board of Directors
Our business and affairs are managed under the direction of our Board of Directors, which currently is comprised of 11 members with Mr. McCann serving as Chair. Our Articles of Association classifies the Board into three classes, with each class serving staggered three-year terms of office. The Board has the exclusive power to fix the number of directors in each class. Directors designated as Class II directors have their terms expiring at this Annual General Meeting. The following table sets forth information with respect to our directors, their terms and board committee memberships and their independence:

Name	Age	Class	Director Since	Current Term Expires	Position at the Company	Committee Membership
						AC	CC	NGC
Rory Byrne	62	III	2021	2024	Chief Executive Officer and Director
Jacinta Devine	50	II	2022	2023	Chief Financial Officer and Director
Timothy M. George	70	III	2021	2024	Director*			M
Imelda Hurley	51	III	2021	2024	Director*	M
Rose Hynes	65	I	2021	2025	Director*			C
Johan Lindén	56	II	2021	2023	Chief Operating Officer and Director
Carl McCann	69	I	2021	2025	Director and Executive Chair
Michael Meghen	68	I	2021	2025	Director*		C	M
Helen Nolan	65	I	2021	2025	Director*	M
Jimmy Tolan	59	II	2021	2023	Director
Kevin Toland	57	II	2021	2023	Director*	C	M

AC: Audit Committee CC: Compensation Committee NGC: Nomination and Corporate Governance Committee						M – Member C – Chair
* Independent Director

Nominees for Election to a Three-Year Term at the 2023 Annual General Meeting of Shareholders
Jacinta Devine, FCA, was appointed to the Board on June 30, 2022 and serves as our Chief Financial Officer. Prior to her current role, she served as Company Secretary of Dole plc. Ms. Devine was appointed to the role of Company Secretary of Total Produce plc in 2017 having previously held the role of Assistant Company Secretary. Ms. Devine joined the Group in 1996 and, during her time with the Company, has held a number of senior accounting and finance positions, including Divisional Finance Director of Ireland and the U.K. We believe that Ms. Devine is qualified to serve on our Board of Directors due to her longstanding experience in leadership positions in Total Produce and Dole plc, her understanding of finance and financial reporting processes, her experience in senior financial positions and her experience and knowledge of corporate governance matters from her time as company secretary of a publicly traded company. She is a Fellow of the Institute of Chartered Accountants in Ireland.

Johan Lindén, BBA, MBA, has been a director since July 2021 and serves as our Chief Operating Officer. Mr. Lindén was appointed as President and Chief Executive Officer of Dole Food Company in 2017. He began his career at Dole Food Company in 2000 within the European operations, initially serving as general manager at Dole Food Company’s value-added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish wholesale operation. In 2008, Mr. Lindén was promoted to General Manager of Fresh Fruit Northern Europe and was subsequently promoted to President of Dole Europe in 2010. In 2015, Mr. Lindén relocated to Dole Food Company’s U.S. corporate headquarters where he served as President and Chief Operating Officer. We believe that Mr. Lindén is qualified to serve on our Board of Directors due to his tenure as a senior leader within Dole Food Company and his extensive global experience within the produce industry. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany, with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.
Jimmy Tolan, B Comm, FCA, has been a director since July 2021. Mr. Tolan has acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018 and had served on the Board of Dole Food Company since 2018. Mr Tolan is currently Chair of CareChoice which is one of Irelands nursing home providers and served as Chair of pharmacy retail group McCauley until its recent sale to Uniphar plc. Mr. Tolan has over 30 years of experience in the fresh produce industry, having joined Fyffes plc in 1990. He led the Corporate Development function in Fyffes from 1995 until he was appointed Chief Executive Officer of Fyffes in 2006, upon the demerger of Total Produce and Fyffes. In 2008 Mr. Tolan was appointed Chief Executive Officer of VHI, Ireland’s largest health insurer, where he served as Chief Executive Officer until 2012. He subsequently led PwC Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Mr. Tolan has been a non-executive chair of a number of organizations. He is a former chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers. Mr. Tolan’s interest throughout his career, as both an executive and non-executive, is in supporting companies and organizations to achieve significant and sustainable growth. We believe that Mr. Tolan is qualified to serve on our Board of Directors due to his significant experience in mergers and acquisitions in the fresh produce industry and his experience as a director and non-executive director of other publicly traded companies. Mr. Tolan holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Kevin Toland, FCMA, has been a director since July 2021 and is Chair of the Audit Committee and member of the Compensation Committee. Mr. Toland was appointed to the board of Total Produce as a Non-Executive Director in July 2015 and was Chair of the Audit committee and a member of the Compensation Committee (prior Chair). He has 30 years of senior leadership experience in the beverage, food, nutrition, aviation and retail sectors. Mr. Toland was appointed as Chair of Ervia in January 2023 and is also the chair of Invert Robotics Group Limited. He was Chief Executive Officer of Aryzta AG, a global bakery company, from 2017 to 2020, prior to this he was Chief Executive Officer of daa plc, a state-owned international airport and airport related services group, from 2013 to 2017. Mr. Toland has also held various positions with Glanbia Plc, a global cheese and nutrition company, including Executive director of Glanbia PLC from 2002 to 2012, Chief Executive and President of Glanbia USA and Global Nutritionals from 2005 to 2012, Group Development Director, Chief Executive Officer of Glanbia Consumer Foods and Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Mr. Toland also served as a director of the Irish Business and Employers Confederation from 2014 to 2021, including as Chair of the Finance and Audit Committee from 2019 to 2021. He was Chair of Identigen, a private equity-owned AgriTech company, that was recently sold to Merck plc. We believe that Mr. Toland is qualified to serve on our Board of Directors due to his high-level leadership experience in the food industry and his experience as a director of other publicly traded companies. Mr. Toland is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.

Directors Continuing in Office Until the 2024 Annual General Meeting of Shareholders
Rory Byrne, B Comm, FCA, has been a director since February 2021 and serves as our Chief Executive Officer. Mr. Byrne was appointed Chief Executive Officer of Total Produce in 2006. Mr. Byrne led Total Produce through 15 years of sustained profitability and significant acquisition-led and organic expansion, with total Group revenue more than tripling during his tenure, from $1.9 billion in 2006 to $6.5 billion in 2021. While serving as Chief Executive Officer, he also oversaw Total Produce’s expansion into North American markets, including Total Produce’s 2013 investment in Canada based Oppy and recent combination with Dole Food Company. Mr. Byrne has 34 years of experience in the fresh produce industry, having begun his career at Fyffes in 1988. At Fyffes, he held a number of senior positions including Finance Director of the Group’s U.K. business and Managing Director of its Spanish operations, before becoming Managing Director of the General Produce Division in 2002. Mr. Byrne is well recognized across the industry for his unique combination of leadership ability, strategic vision, creativity and strong drive for success. We believe that Mr. Byrne is qualified to serve on our Board of Directors due to his very extensive experience as a leader in the fresh produce industry and his experience as an executive director of a publicly traded company. He earned his undergraduate degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Timothy M. George, BA, MBA, has been a director since July 2021. Mr. George is Group Head of Lazard’s Consumer Retail and Leisure Group and a Vice Chair of Lazard. He has more than 35 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors including Alcon, Coca-Cola Enterprises, Diageo PLC, Dine Brands Global, Firmenich, General Mills, Givaudan, Kraft Heinz, McCain Foods, McDonald’s, Nestlé, Novartis, Post Holdings, Wendy’s International, Burger King and 3G Capital. Prior to joining Lazard, Mr. George was a Founding Partner of Greenhill & Co., LLC and a member of Greenhill’s Management Committee. Mr. George also headed Greenhill’s Consumer Products, Food and Beverage Group. Before joining Greenhill & Co., he held numerous senior roles in Morgan Stanley & Co., including Global Head of the Food, Beverage and Consumer Products Group, which he founded in 1989. Prior to 1984, Mr. George was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Mr. George served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chair of the Board’s Financial Planning Committee. Also, he was a member of the Advisory Council of the Board of The University of Chicago Booth School of Business. Mr. George also served on the Board of Directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world. We believe that Mr. George is qualified to serve on our Board of Directors due to his experience in U.S. leadership positions in investment banking and his detailed knowledge of the food industry. Mr. George has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from the University of Chicago.

Imelda Hurley, FCA, BBS, has been a director since July 2021 and is a member of the Audit Committee. Ms. Hurley was appointed to the Board of Total Produce as a Non-Executive Director in January 2019 and was a member of the Audit and Nomination Committees. Ms. Hurley has over 20 years of experience in leadership roles across a variety of sectors, including significant international food and agri-industry experience. She is currently the Chief Executive Officer of Coillte (appointed in 2019), Ireland’s commercial state forestry company, which is responsible for managing over one million acres of primary forested land. In addition, she is a Non-Executive Director of IBEC, the Irish Business and Employers Confederation, which is Ireland’s largest business representative group, and currently serves as President (appointed September 2022). From 2014 to 2018, Ms. Hurley was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. From 2011 to 2014, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer and Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. From 2001 to 2011, she held various positions including that of Group Finance Director at Greencore Group plc, an international convenience food producer. In addition, she worked in the Audit & Business Advisory practice of Arthur Andersen from 1994 to 2001. Ms. Hurley has also been a member of the Board of Bord Gais Eireann/Ervia, Ireland’s state-owned gas and electricity company, from 2010 to 2014 and served as Audit Committee Chair from 2011 to 2014. We believe that Ms. Hurley is qualified to serve on our Board of Directors due to her extensive experience in leadership positions in a number of large multinational food and supply chain management businesses, her understanding of finance and financial reporting processes and her experience as an executive director of a publicly traded company. Ms. Hurley holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.
Directors Continuing in Office Until the 2025 Annual General Meeting of Shareholders
Rose Hynes, BCL, AITI, has been a director since July 2021, is the lead independent director and is Chair of the Nomination and Corporate Governance Committee. Ms. Hynes was a director of Total Produce from November 2006. She is also currently the Chair of the Irish Aviation Authority and is a Non-Executive Director of Eir, an Irish telecommunications company. She is Deputy Chancellor of the University of Limerick and is a member of its Foundation Board. She is also an Adjunct Professor of Law at the University since 2014. Ms. Hynes has over 30 years of experience as a Non-Executive Director, senior executive and a commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. GPA was one of the world’s largest lessors and financiers of aircraft. She is a former Non- Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chair of Bord Gais, the Irish Government-owned gas and electricity company, Shannon Group plc, the Irish Government owned airport and property company and Origin Enterprises plc (the Irish and UK Stock Exchange listed Agri Services company). We believe that Ms. Hynes is qualified to serve on our Board of Directors due to her background as a lawyer and her wide-ranging experience as a senior non-executive director of other publicly traded companies. Ms. Hynes is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.

Carl McCann, BBS, MA, FCA, has been a director since February 2021 and serves as our Executive Chair of the Board of Directors. Mr. McCann served as Executive Chair of Total Produce, a role he assumed in 2006. As Executive Chair, Mr. McCann led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. With over 40 years in the fresh produce industry, Mr. McCann began his career at KPMG, moving to work at FII – later renamed Fyffes – in 1980. During this time, he held roles of increasing leadership – including Finance Director, Vice Chair and Executive Chair – while also overseeing the execution of strategic priorities across the business. He notably led FII through its acquisition of Fyffes in 1986 and of Dutch company, Velleman, in the late 1990s, both of which allowed the company to expand into key regions across continental Europe and the U.K. Mr. McCann was appointed Chair of Fyffes in 2003, before assuming his role of Executive Chair at Total Produce upon the demerger of Total Produce and Fyffes. In addition to these roles, Mr. McCann is also Chair of Balmoral International Land Holdings plc (“Balmoral”) and serves on the boards of several other companies. We believe that Mr. McCann is qualified to serve on our Board of Directors due to his strategic vision for the Company and his long experience as an executive director of publicly traded companies. He earned his undergraduate and master’s degrees from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Michael Meghen, BBS LLB, has been a director since July 2021 and is chair of the Compensation Committee and member of the Nomination and Corporate Governance Committee. Mr. Meghen was appointed to the Board of Total Produce as a Non-Executive Director in July 2018. Mr. Meghen was Chair of the Compensation Committee and a member of the Nomination Committee of Total Produce. For many years, he was a senior corporate partner at Arthur Cox, Ireland’s leading legal firm, in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth, both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, IT, hotels, retailing and distribution. Mr. Meghen also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the U.S., as well as in Central and South America. Mr. Meghen was formerly a non-executive director of Mars Foods Ireland Limited. We believe that Mr. Meghen is qualified to serve on our Board of Directors due to his background as a senior corporate lawyer and his in-depth experience of international mergers and acquisitions. Mr. Meghen is a lawyer and holds degrees in business and in law from Trinity College Dublin.
Helen Nolan, B Comm, FCA, has been a director since July 2021 and is a member of the Audit Committee. Ms. Nolan was appointed to the board of Total Produce as a Non-Executive Director in July 2019 and was a member of the Audit Committee. Ms. Nolan has extensive experience in senior leadership roles across a variety of industries. As a senior executive at Bank of Ireland Group plc, she held the roles of Group Secretary and Group Chief Internal Auditor. Prior to that, she held a number of senior finance roles in banking and life and pensions businesses, including Divisional Finance Officer for the Capital Markets Division of Bank of Ireland. Ms. Nolan currently holds the roles of Director and Chair of the Audit Committee at Aviva Life and Pensions Ireland DAC, Companjon Insurance DAC, a European digital insurance company backed by Swiss insurer La Molibiere, and Our Lady’s Hospice and Care Services DAC. She is also a Director of the Institute of Directors Ireland, where she chairs the Finance and Governance Committee. She chaired the Audit Committee of the Irish Department of Agriculture for a number of years. We believe that Ms. Nolan is qualified to serve on our Board of Directors due to her experience in significant leadership positions and her understanding of finance and financial reporting processes. Ms. Nolan is a Fellow of the Institute of Chartered Accountants in Ireland, having trained with KPMG. She holds a Bachelor of Commerce degree from University College Dublin and completed the Columbia Senior Executive Program at Columbia Business School, New York.

Director Independence
As a foreign private issuer, under the listing requirements and rules of the New York Stock Exchange (“NYSE”), we are not required to have independent directors on our Board of Directors, except that our audit committee is required to consist fully of independent directors. Our Board of Directors has determined that each of Timothy George, Imelda Hurley, Rose Hynes, Michael Meghen, Helen Nolan and Kevin Toland do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under NYSE rules.
We intend to comply with the director independence rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the NYSE corporate governance rules.
Board Leadership Structure
Our board periodically reviews its leadership structure to evaluate the structure it deems best for the Company at any given point in time. Our board does not have a policy on whether the role of Chair and Chief Executive Officer should be separate or combined. If the Chair of the Board is not an independent director, the Board will designate one of the independent directors to serve as a lead independent director. Rose Hynes is the Board’s lead independent director.
Executive Sessions
In order to promote open discussion among independent directors, our board holds executive sessions of the non-executive directors regularly, but no less than once each year. These executive sessions are led by the Lead Independent Director or by another independent director designated by the Chair or the Lead Independent Director.
Board Qualifications & Diversity
The Nomination and Corporate Governance Committee is responsible for assessing the appropriate balance of criteria required of board members. The criteria that the committee considers includes a candidates ability to make a meaningful contribution to the board’s oversight of the business and affairs of the Company, specific experiences and skills, relevant industry background and knowledge, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, potential conflicts of interest, and other relevant factors that the committee considers appropriate in the context of the board’s needs.
Procedures for Recommending Individuals to Serve as Directors
The Nomination and Corporate Governance Committee also considers director candidates recommended by Dole’s shareholders. Any shareholder who wishes to propose director nominees for consideration by our Nomination and Corporate Governance Committee, but does not wish to present such proposal at an Annual General Meeting of shareholders, may do so at any time by sending each proposed nominee’s name and a description of their qualifications for board membership to the chair of the Nomination and Corporate Governance Committee by sending an email to Jared.Gale@dole.com or in writing, c/o our Company Secretary, at Dole plc, 29 North Anne Street, Dublin 7, D07 PH36, Ireland . The recommendation should contain all of the information regarding the nominee required under the “Director Member Nomination at Annual General Meeting” provisions of our Articles of Association (which can be provided free of charge upon request by writing to our Company Secretary at the address listed above).
Committees of the Board of Directors
Our board established an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee. These committees are each described below. Each of our board’s committees acts pursuant to a written charter, which was adopted and approved by our Board of Directors. Copies of the committees’ charters are available on our website at https://www.doleplc.com/corporate-governance/committees.

Committee Membership; Meetings and Attendance
During the fiscal year 2022:
•our Board of Directors held 6 meetings;
•our Audit Committee held 7 meetings
•our Compensation Committee held 8 meetings; and
•our Nomination and Corporate Governance Committee held 6 meetings.
Each of our incumbent directors attended at least 75% of the meetings of our Board of Directors and the respective committees of which they were a member held during the period such incumbent director was a director during the fiscal year ended December 31, 2022.
Audit Committee
The members of the Audit Committee are Kevin Toland (Chair), Imelda Hurley and Helen Nolan, all of whom meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE corporate governance standards. Our board of directors has determined that each director appointed to the audit committee is financially literate, and each of Kevin Toland, Imelda Hurley and Helen Nolan qualify as “audit committee financial experts” and each is independent as defined under NYSE listing standards.
The Audit Committee, among other things:
•reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;
•reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;
•reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;
•has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm;
•discusses with management our risk assessment and risk management policies and processes; and
•establishes procedures for the receipt and treatment of complaints and employee concerns regarding our financial statements and auditing process.
Compensation Committee
The members of the Compensation Committee are Michael Meghen (Chair) and Kevin Toland, both of whom are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.
The Compensation Committee, among other things:
•reviews, modifies and approves (or if it deems appropriate, makes recommendations to the full Board of Directors regarding) our overall compensation strategy and policies;
•reviews and approves the salaries, benefits and equity incentive grants of executive directors;
•reviews and approves corporate goals and objectives relevant to executive officer compensation, evaluates executive officer performance in light of those goals and objectives, and determines executive officer compensation based on that evaluation;
•reviews and approves the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and
•oversees our compensation and employee benefit plans.

Nomination and Corporate Governance Committee
The members of the Nomination and Corporate Governance Committee are Rose Hynes (Chair), Michael Meghen and Timothy George.
The Nomination and Corporate Governance Committee, among other things:
•reviews the performance of our Board of Directors and makes recommendations to our Board of Directors regarding the selection of candidates, qualification and competency requirements for service on our Board of Directors and the suitability of proposed nominees as directors;
•advises our Board of Directors with respect to the corporate governance principles applicable to us;
•oversees the evaluation of our Board of Directors;
•recommends guidelines or rules to cover specific categories of transactions; and
•reviews and approves in advance any proposed related person transactions.
Risk Oversight
Our board believes that effective risk management and control processes are critical to Dole’s safety and soundness, our ability to predict and manage the challenges that Dole may face and, ultimately, Dole’s long-term corporate success.
In general, management is responsible for the day-to-day oversight and management of strategic, operational, legal, compliance, cybersecurity and financial risks, while our board, as a whole and through its committees, is responsible for the oversight of our risk management framework. Consistent with this approach, management reviews both the framework and certain specific risks with our board and Audit Committee at regular board and Audit Committee meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents steps taken by management to eliminate or mitigate such risks. While our board is ultimately responsible for the risk oversight of our Company, our Audit Committee has primary responsibility for management and mitigation of the risks facing our Company, including major financial, cybersecurity and control risks, and oversight of the measures initiated by management to monitor and control such risks.
Our Audit Committee also monitors compliance with legal and regulatory requirements. Our Compensation Committee has responsibility to review the risks arising from our compensation policies and practices applicable to all employees and evaluate policies and practices that could mitigate any such risk. Our Nomination and Corporate Governance Committee has responsibility to review risks relating to our corporate governance practices and considers and approves or disapproves any related person transactions. These committees provide reports on our risk management practices to our full board, as necessary. Our Board believes that the Company’s current leadership structure supports its risk oversight function.
Communications with Directors
Shareholders and other interested parties who wish to communicate with our board or any individual director may do so by sending an email to jared.gale@dole.com or in writing, c/o our Company Secretary, at Dole plc, 29 North Anne Street, Dublin 7, D07 PH36, Ireland. Communications we receive that relate to accounting, internal accounting controls, auditing matters or securities law matters will be referred to the Audit Committee unless the communication is directed otherwise. You may communicate anonymously and/or confidentially. Each communication will be reviewed by our Company Secretary to determine whether it is appropriate for presentation to our board or the applicable director(s). The purpose of this screening is to allow our board (or the applicable individual director(s)) to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations, product inquiries or any offensive or otherwise inappropriate materials).

Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics, which is posted on our website at https://www.doleplc.com/investor-relations/governance/governance-documents that applies to all employees and each of our directors and officers, including our Chief Executive Officer and Chief Financial Officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this proxy statement. If we make any substantive amendments to the code of conduct and ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of such amendment or waiver on our website.
Corporate Governance Guidelines
Our board also adopted principles of corporate governance to formalize its governance practices, which serve as a framework within which our Board of Directors and its committees operate. These principles cover a number of areas, including the role of our Board of Directors, board composition and leadership structure, director independence, director selection, qualification and election, director compensation, executive sessions, Chief Executive Officer evaluation, succession planning, annual board assessments, board committees, director orientation and continuing education, shareholder engagement and others. A copy of our corporate governance guidelines is available on our website at https://www.doleplc.com/investor-relations/governance/governance-documents.
Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee are currently, or has been at any time, one of the Company’s officers or employees. None of the Company’s executive officers currently serves, or has served during the last year, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors or Compensation Committee.
Prohibitions on Hedging and Pledging Transactions
Our Insider Trading Policy specifically prohibits our directors, officers and employees, as well as family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the officer, director or employee from directly or indirectly hedging the Company’s equity securities. Pledging of company securities in a margin account or as collateral for a loan is also prohibited without prior written approval of the Company.

PROPOSAL 1 — ELECTION OF DIRECTORS

There are four Class II directors whose term of office expires at the Annual General Meeting. Jacinta Devine, Johan Lindén, Jimmy Tolan and Kevin Toland, the current Class II directors, are standing for election or re-election at this Annual General Meeting for three-year terms. Our Board has recommended and approved Jacinta Devine, Johan Lindén, Jimmy Tolan and Kevin Toland as nominees for election as Class II directors at the Annual General Meeting. If elected at the Annual General Meeting, each nominee will serve until the 2026 Annual General Meeting of Shareholders or until their successor has been duly elected and qualified, or, if sooner, until their earlier death, resignation, retirement, disqualification or removal. Information concerning these nominees and other continuing directors appears under the “Composition of the Board of Directors” section above. Each nominee has consented to serve as a director, if elected, and all of the nominees are currently directors. We have no reason to believe that any of the nominees will be unavailable or, if elected, will decline to serve. If any nominee becomes unable or unwilling to stand for election as a director, proxies will be voted for any substitute as designated by our Board, or alternatively, our Board may leave a vacancy on our board or reduce the size of our Board.
As required under Irish law and our Articles of Association, our directors will be elected by way of an ordinary resolution at a general meeting, which means that they will be elected by a majority of the votes cast. In contested elections, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the relevant general meeting and entitled to vote on the election of directors. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors may appoint an additional director or additional directors to make up such minimum or may convene a general meeting for the purpose of making such appointment.
The text of the resolution in respect of Proposal 1 is as follows:
“By separate resolutions, to appoint the following as Directors: (i) Jacinta Devine; (ii) Johan Lindén; (iii) Jimmy Tolan; and (iv) Kevin Toland.”

FOR	OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL 2 — NON-BINDING RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AND BINDING AUTHORIZATION OF THE BOARD TO DETERMINE ITS REMUNERATION
The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. In accordance with its charter, the Audit Committee evaluates the independent registered public accounting firm’s qualifications, performance and independence at least annually.
Our Audit Committee has selected KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. KPMG has served as the Company’s independent registered public accounting firm since 2021. The members of the Audit Committee and our Board of Directors believe that the continued retention of KPMG as Dole’s independent registered public accounting firm is in the best interests of Dole and its shareholders.
Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm. KPMG has served as our auditor since our initial public offering in 2021, and we believe that the continued retention of KPMG is in the best interests of the Company and its shareholders. If our shareholders fail to ratify the selection, it will be regarded as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.
One or more representatives of KPMG are expected to be present at the Annual General Meeting and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions.
In addition, our shareholders are being asked to authorize the board of directors, acting through the Audit Committee, to determine the remuneration of KPMG. This authorization is required by Irish law. We incurred the following fees from KPMG for professional services for the years ended December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

Principal Accountant Fees:	(U.S. Dollars in thousands)
Audit fees	$9,145	$8,384
Tax fees	454	1,732
Audit-related fees	$20	$6
Total Fees	$9,619	$10,122
As required under Irish law, the resolution in respect of Proposal 2 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.
The text of the resolution in respect of Proposal 2 is as follows:
“To ratify, in a non-binding vote, the appointment of KPMG as the independent registered public accounting firm for the Company until the next annual general meeting of the Company in 2024 and to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine its remuneration as statutory auditor for the year ending 31 December 2023.”

FOR	OUR BOARD, UPON RECOMMENDATION OF OUR AUDIT COMMITTEE, UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS RATIFY THE APPOINTMENT OF KPMG AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION OF KPMG FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

BENEFICIAL OWNERSHIP BY PRINCIPAL SHAREHOLDERS, MANAGEMENT AND DIRECTORS
The following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of March 3, 2023 by each person known by us to beneficially own more than 5% of our Ordinary shares. Our major shareholders do not have different voting rights. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned at March 3, 2023
Name of Beneficial Owner	Shares	Percentage
Greater than 5% Shareholders
David H. Murdock(1)	11,917,263	12.6%
Bruce C. Taylor(2)	7,717,538	8.1%
Pale Fire Capital SE(3)	7,363,052	7.8%
Balkan Investment Unlimited Company and related parties(4)	7,299,375	7.7%
BDL Capital Management SAS(5)	5,830,331	6.1%

(1)Consists of 9,840,699 Ordinary shares held by The Murdock Group, LLC ("TMG"), which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee, and 2,076,564 Ordinary shares which are held indirectly through Castle & Cooke Investments, Inc., which is wholly owned by TMG, which is owed by The David Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee.
(2)The number of shares beneficially owned is based on information set forth in a Schedule 13G/A filed with the SEC on February 14, 2023. The filing indicated that Mr. Taylor held 7,717,538 Ordinary Shares as of December 31, 2022.
(3)The number of shares beneficially owned is based on information set forth in a Schedule 13D of Pale Fire Capital SE ("Pale Fire Capital"), filed with the SEC on December 27, 2022. The filing indicated that Pale Fire Capital held 7,363,052 Ordinary Shares as of December 27, 2022.
(4)Consists of (i) 2,231,370 Ordinary shares held directly by Balkan Investment Unlimited Company (“BIUC”) and (ii) 5,068,005 Ordinary shares held by related parties of BIUC. Mary McCann has indirect voting and dispositive power over the shares held by BIUC and related parties in Dole plc. Carl McCann is one of the sons of Mrs. McCann.
(5)In compliance with the provisions of the Irish Companies Act, 2014, BDL Capital Management SAS ("BDL") gave notice on February 2, 2023 of a notifiable interest in the share capital of the Company of 5,830,331 Ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of March 3, 2023 by our executive officers and directors. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Ordinary Shares (#)	Ordinary Shares (%)	Stock Options (#)	Time-Based RSUs (#)	RSUs with a market condition (#)
Carl McCann	734,508	0.774%	106,026	62,311	32,624
Rory Byrne	407,410	0.429%	150,669	88,810	46,623
Johan Lindén	110,000	0.116%	89,285	54,912	29,912
Jacinta Devine	30,699	0.032%	—	10,302	8,562
Timothy George	3,290	0.003%	—	8,300	—
Imelda Hurley	2,820	0.003%	—	8,300	—
Rose Hynes	9,889	0.010%	—	8,300	—
Michael Meghen	5,162	0.005%	—	8,300	—
Helen Nolan	9,693	0.010%	—	8,300	—
Jimmy Tolan	13,349	0.014%	—	8,300	—
Kevin Toland	17,168	0.018%	—	8,300	—
Total	1,343,988	1.414%	345,980	274,435	117,721

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
On February 16, 2021, a Transaction Agreement was entered between Dole Limited (formerly known as Pearmill Limited), Total Produce, TP USA and Merger Sub (“Total Produce Parties”), DFC Holdings, LLC (“DFC Holdings) and the Castle & Cooke Holdings, Inc. (“C&C Parties”), pursuant to which Total Produce agreed to combine with DFC Holdings. The Transaction was completed on July 29, 2021.
The C&C Parties holding Ordinary shares received in connection with the IPO and the Merger are entitled to certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into concurrently with the consummation of the Transaction. Pursuant to the Registration Rights Agreement, the C&C Parties are entitled to make long form and short form demands, subject to the conditions therein, that we register such Ordinary shares. In addition, the C&C Parties have certain “piggy-back” registration rights with respect to registration statements filed hereafter. If exercised, these registration rights would enable holders to transfer these securities without restriction under the Securities Act, when the applicable registration statement is declared effective. We will bear the expenses incurred in connection with the filing of any such registration statements. The Registration Rights Agreement also contains customary indemnification and contribution provisions.
Our Articles of Association provide that we will indemnify our directors and officers to the fullest extent permitted by law.
Balmoral International Land Holdings plc (“Balmoral”) is a related party of Dole plc, because the Chair of the Board of Dole plc is also the Chair of the Board of Balmoral. In the years ended December 31, 2022, December 31, 2021 and December 31, 2020, a subsidiary of Dole sub-leased or leased buildings to or from Balmoral, was in receipt of property management services from Balmoral and provided IT management services to Balmoral. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, total net expenses related to Balmoral were $2.0 million, $1.6 million and $1.4 million, respectively.

Balkan Investment Company (“Balkan”) is a related party of the Company because it is the beneficial owner of more than 5% of the Company’s Ordinary shares. In the year ended December 31, 2022, a subsidiary of Dole sub-leased a portion of a building and provided other services to Balkan. Total income received for the year ended December 31, 2022 was $0.1 million and was not material for the years ended December 31, 2021 and December 31, 2020.
Mr. Murdock is a significant shareholder of Dole plc and former owner of Legacy Dole. Mr. Murdock owns, inter alia, the real estate company, Castle and Cooke, Inc. Net expenses from various companies of Mr. Murdock were $4.3 million for the year ended December 31, 2022 and primarily relate to the lease of equipment. Net expenses amounted to $0.6 million and were not material for the years ended December 31, 2021 and December 31, 2020, respectively.
During the normal course of business, Dole has sales to and purchases from unconsolidated affiliates.
Natalia Martinez, the spouse of Mr. Byrne, the Company’s Chief Executive Officer, is the Finance Director of Eurobanan Canarias S.A, one of the Company’s subsidiaries. Ms. Martinez has been an employee of the Group since 1994. Ms. Martinez’s total compensation is commensurate with the amounts paid to similarly situated employees.
David McCann, the brother of the Company’s Executive Chair Mr. Carl McCann, serves as an advisor to the Company through services rendered to Dole Management Services Limited, one of the Company’s subsidiaries. Mr. David McCann’s total compensation is commensurate with the amounts paid to similarly situated employees.
Policies and Procedures for Related Person Transactions
Our Board of Directors has adopted a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, which comprise any transaction, arrangement or relationship in which Dole plc or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” for purposes of such policy includes: (i) any person who is, or at any time during the applicable period was, one of our executive officers or one of the directors; (ii) any person who is known by us to be the beneficial owner of more than 5% of the Ordinary shares; (iii) any immediate family member of any of the foregoing persons (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a director, executive officer or a beneficial owner of more than 5% of our voting stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Ordinary shares; and (iv) any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

QUESTIONS & ANSWERS ABOUT THE ANNUAL GENERAL MEETING
This proxy statement is being provided to you in connection with the solicitation of proxies by our Board of Directors of the Company for use at the Annual General Meeting to be held on Monday, June 26, at 3 p.m., Irish Daylight Time, (10 a.m. Eastern Daylight Time) or at any adjournments or postponements thereof.
1.Where is the Annual General Meeting being held?
Our Board of Directors has determined that the Annual General Meeting will be held in person at the Arthur Cox Offices, Ten Earlsfort Terrace, Dublin 2, D02 T380 Ireland, at 3:00 p.m. Irish Daylight Time (10 a.m. Eastern Daylight Time), subject to any adjournments or postponements.
2.What proposals will be addressed at the Annual General Meeting?
Shareholders will be asked to consider the following proposals at the Annual General Meeting:
•By separate resolutions, to approve the appointment as Directors of the following nominees:(i) Jacinta Devine; (ii) Johan Lindén; (iii) Jimmy Tolan; and (iv) Kevin Toland.
•To ratify, in a non-binding vote, the appointment of KPMG as auditors of the Company and to authorize, in a binding vote, the Board to fix the remuneration of KPMG as statutory auditors.
Additionally, shareholders are entitled to vote on such other business as may properly be presented at the Annual General Meeting or any adjournment or postponement thereof. We are not aware of any matters to be voted on by shareholders at the Annual General Meeting other than those included in these proxy materials. If any matter is properly presented at the Annual General Meeting, your executed proxy gives your proxy holder discretionary authority to vote your shares in accordance with their best judgment with respect to the matter.
3.Who can vote at the Annual General Meeting?
Shareholders of record as of the close of business on May 8, 2023, the record date, are entitled to participate in and vote at the Annual General Meeting. Pursuant to our Articles of Association, holders of our ordinary shares of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders.
As of the record date, there were 94,899,194 shares of our ordinary shares of common stock outstanding. Pursuant to our Articles of Association, holders of ordinary shares of common stock do not have cumulative voting rights.
4.What is the difference between a shareholder of record and a beneficial owner of shares held in street name?
•Shareholder of Record. If your shares are registered directly in your name with the Company’s transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company.
•Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, dealer, custodian or other similar organization acting as nominee (each, a “broker”), then you are the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual General Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “vote instruction form."
5.How can I attend, participate in and vote at the Annual General Meeting?
Shareholders of record and beneficial owners of shares of our ordinary shares as of the record date may attend and participate in the Annual General Meeting, including voting and asking questions during the Annual General Meeting.

The Annual General Meeting will begin at 3 p.m. Irish Daylight Time (10 a.m. Eastern Daylight Time) on Monday, June 26, 2023. Access will begin at approximately 2:45 p.m. Irish Daylight Time (9.45 a.m. Eastern Daylight Time), and we encourage you to provide sufficient time before the Annual General Meeting begins to check in.
If you were a shareholder as of the close of business on May 8, 2023, the record date, you may vote shares held in your name as the shareholder of record or shares for which you are the beneficial owner. Before the Annual General Meeting, you may vote:
•By mail, by completing, signing, and dating your proxy card (if applicable).
•Online at www.investorvote.com/DOLE if you are a Shareholder of Record or at www.proxyvote.com if you are a Beneficial Owner.
Whether or not you plan to attend the Annual General Meeting, we encourage you to fill out and return the proxy card or vote by proxy on the Internet as instructed below to ensure your vote is counted. Proxies submitted online must be received no later than 04.59am Irish Standard Time on June 26, 2023, (11.59 pm Eastern Daylight Time on June 25, 2023.
6. How does the Board of Directors recommend that I vote?
The Board unanimously recommends that you vote “FOR” each director nominees included in Proposal 1 and “FOR” Proposal 2.
7.How many votes must be present to hold the Annual General Meeting?
In order for us to conduct the Annual General Meeting, a quorum must be present, consisting of not less than two persons present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members. Abstentions and withhold votes are counted as “shares present” at the Annual General Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some or all of the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called “broker non-votes”) are also considered “shares present” for purposes of determining whether a quorum exists. If you are a beneficial owner, these holders are permitted to vote your shares on the ratification of the appointment of our independent registered public accounting firm, even if they do not receive voting instructions from you.
8.What is a proxy card?
The proxy card enables you to appoint the Chairman of the Meeting or a designated person as your representatives at the Annual General Meeting. By completing and returning the proxy card, you are authorizing such persons to vote your shares at the Annual General Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Annual General Meeting. Even if you plan to attend the Annual General Meeting, it is strongly recommended that you complete and return your proxy card before the specified deadline in case your plans change. If a proposal comes up for vote at the Annual General Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

9.Will my shares be voted if I do not provide my proxy?
If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy.
Your shares may be voted under certain circumstances if they are held in the name of a broker. Brokers generally have the authority to vote shares not voted by customers on certain “routine” matters. The “routine” proposal in this proxy statement is Proposal 2, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote.
Proposals 1 is considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on that proposal.
Brokers cannot exercise discretionary authority regarding non-routine proposals for beneficial owners who have not returned proxies to the brokers (so-called “broker non-votes”). As mentioned above, in the case of broker non-votes, and in cases where you abstain from voting on a matter when present at the Annual General Meeting and entitled to vote, those shares will still be counted for purposes of determining if a quorum is present but will have no effect on the outcome of the vote on Proposals 1.
10.What is the voting standard for each of the proposals discussed in the proxy statement?

Proposals	Voting standard	Broker discretionary voting allowed	Broker non-votes	Abstentions
1.Appointment of Directors	Majority of votes cast	No	No effect	No effect
2.Ratify the appointment and authorization of the Board to fix the remuneration of the auditors	Majority of votes cast	Yes	N/A	No effect
11.Can I change my vote after I have voted?
You may revoke your proxy and change your vote at any time before the final vote at the Annual General Meeting. If you are a Shareholder of Record, your proxy can be revoked in several ways: (i) by timely delivery of a written revocation to the Corporate Secretary, at Dole plc, 29 North Anne Street, Dublin 7, D07 PH36; (ii) by submitting another valid proxy bearing a later date (including by voting on the Internet or mailing a new Proxy Card); or (iii) by voting during your attendance at the annual meeting. If you are the beneficial owner of shares held by a broker, you must contact your broker in order to revoke your proxy.
Please note, however, that if your shares are held of record by a broker, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting form provided to you by the broker, bank or other nominee.

12.How are votes counted?
You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or respective director nominee and a vote “AGAINST” will be counted against each proposal or respective nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this proxy statement. Computershare will act as our Inspector of Election at the Annual General Meeting and assist us in tabulating the votes.
13.Where do I find the voting results of the Annual General Meeting?
The final voting results will be tallied by the inspector of election and published in the Company’s Current Report on Form 6-K, which the Company will file with the SEC within four business days following the Annual General Meeting
14.Who bears the cost of soliciting proxies?
The Company will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, the Company, through its directors and officers, may solicit proxies in person, by telephone or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

OTHER MATTERS
Other Business
We are not currently aware of any business to be acted upon at the Annual General Meeting other than the matters discussed in this proxy statement. The form of proxy accompanying this proxy statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting and with respect to any other matters which may properly come before the Annual General Meeting or any adjournment or postponement thereof. If other matters do properly come before the Annual General Meeting, or at any such adjournment or postponement of the Annual General Meeting, we expect that ordinary shares of our common stock represented by properly submitted proxies will be voted by the proxy holders in accordance with the recommendations of our Board.
Submission of Advance Notice Proposals for the 2024 Annual General Meeting
Our Articles of Association provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at an Annual General Meeting of Shareholders (but not for inclusion in the proxy statement). Notice of a nomination or other proposal of business must be delivered to the Company by email at jared.gale@dole.com or in writing, c/o our Company Secretary, at Dole plc, 29 North Anne Street, Dublin 7, D07 PH36, Ireland no later than the close of business on the 90th day, nor earlier than the close of business on the 60th day, prior to the first anniversary of the preceding year’s Annual General Meeting; provided, however, that in the event that the date of the Annual General Meeting is more than 30 days before or more than 60 days from such anniversary date, to be timely notice by the shareholder must be so delivered not earlier than the close of business on the 90th day prior to such Annual General Meeting and not later than the close of business on the later of (i) the 60th day prior to such Annual General Meeting or (ii) the 10th day following the day on which public announcement of the date of the Annual General Meeting is first made by us. Accordingly, for our 2024 Annual General Meeting of Shareholders, notice of a nomination or proposal must be delivered to us no earlier than the close of business on March 28, 2024 and no later than the close of business on April 27, 2024. Nominations and proposals also must satisfy other requirements established by our Articles of Association.
For purposes of these proposals, “close of business” shall mean 6:00 p.m. Irish Daylight Time (1 p.m. Eastern Daylight Time) at the principal executive offices of the Company, located at 29 North Anne Street, Dublin 7, D07 PH36 on any calendar day, whether or not the day is a business day.
 Householding Information
Unless we have received contrary instructions, we may send a single copy of the Notice or this proxy statement to any household at which two or more shareholders reside. This process, known as “householding,” reduces the volume of duplicate information received at any one household, helps to reduce our expenses, and benefits the environment. However, if shareholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together, both of the shareholders would like to receive only a single set of our disclosure documents, the shareholders should follow these instructions: If the shares are registered in the name of the shareholder, the shareholder should notify our transfer agent, Computershare by email at web.queries@computershare.com, or in writing to, Computershare, PO Box 43078, Providence, RI 02940-3078, United States, to inform us of your request. If a broker holds the shares, the shareholder should contact such broker directly.
Where You Can Find More Information
We file annual reports and other reports and information with the SEC. We distribute on request to our shareholders annual reports containing financial statements audited by our independent registered public accounting firm. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the Securities and Exchange Commission’s website, located at http://www.sec.gov.

We will provide without charge to you, upon written or oral request, a copy of the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (including the financial statements and schedules) and a copy of the Irish Financial Statements. Any requests for copies of information, reports or other filings with the SEC should be directed to the Company Secretary, at Dole plc, 29 North Anne Street, Dublin 7, D07 PH36, Ireland. The Annual Report, our Irish Financial Statements and this proxy statement are also available online at
https://www.doleplc.com/investor-relations/events-and-presentations .